Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – December 19, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced that it will hold an extraordinary general meeting of shareholders (the "EGM") on Thursday February 01, 2024, at 10:00 a.m. (Cyprus Time) at QIWI’s office located at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on December 18, 2023 are entitled to receive notice and to vote at the EGM and any adjourned meeting thereof. Holders of the Company's American Depositary Shares (the "ADS") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM, the following item will be submitted for shareholders’ approval:

•	to appoint PAPAKYRIACOU & PARTNERS LIMITED as the Company’s auditor and to authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion.

Copies of materials related to the EGM, including this notice of the EGM, forms of instruments appointing proxy are available for no charge in electronic form on the Company’s website: https://investor.qiwi.com/governance/general-meetings/.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com